SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. ___)*

XCEL BRANDS, INC.
(Name of Issuer)

Common Stock, par value of $.001 per share
(Title of Class of Securities)

64111Y206
(CUSIP Number)

Robert D’Loren c/o XCel Brands, Inc. 475 10th Avenue, 4th Floor New York, NY 10018 (347) 727-2474
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

September 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64111Y206

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert D’Loren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 765,533
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 765,533
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,533
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14.	TYPE OF REPORTING PERSON* IN

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, at a par value of $.001 per share (the "Common Stock"), issued by XCel Brands, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background.

This statement is filed by Robert D’Loren (the "Reporting Person"). The business address of the Reporting Person is c/o the Issuer, 475 10th Avenue, 4th Floor, New York, NY 10018. The Reporting Person is a United States citizen. The Reporting Person is Chief Executive Officer and Chairman of the Issuer.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 29, 2011, the Reporting Person was issued a warrant to purchase 239,250 shares of Common Stock pursuant to an employment agreement between the Reporting Person and the Issuer dated as of September 22, 2011 (the “Employment Agreement”).

In addition, on September 29, 2011 (i) the Irrevocable Trust of Rose Dempsey (the “Irrevocable Trust”), of which the Reporting Person is a co-trustee and as to which the Reporting Person has sole voting and dispositive power, acquired, (a) 49,500 shares of Common Stock and (b) Warrants to purchase 24,750 shares of Common Stock in a private offering for an aggregate purchase price of $247,500, and (ii) 452,033 shares of Common Stock were issued to the Irrevocable Trust, pursuant to the Agreement of Merger and Plan of Reorganization by and among the Issuer (formerly NetFabric Holdings, Inc.), NetFabric Acquisition Corp, and XCel Brands, Inc. (“Old XCel”), dated as of September 29, 2011 (the “Merger Agreement”) in exchange for 47.85 shares of common stock of Old XCel.

Item 4.	Purpose of Transaction.

All of the shares described in Item 3 above were acquired by the Reporting Person and the Irrevocable Trust for investment purposes.  Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Except as set forth in Item 4, the Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider its position with respect to the Company or to formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a)	- (b)
Beneficial ownership is calculated based upon 5,742,952 shares of Common Stock outstanding on October 5, 2011.

Page 3 of 5 Pages

As of October 5, 2011, the Reporting Person beneficially owns 765,533 shares of Common Stock of the Issuer which comprises 12.7% of the issued and outstanding Common Stock of the Issuer. The 765,533 shares of Common Stock represent: (i) 501,533 shares of Common Stock held by the Irrevocable Trust, (ii) 24,750 shares of Common Stock issuable upon exercise of Warrants held by the Irrevocable Trust, and (iii) 239,250 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person.

(c) On September 29, 2011 (i) the Reporting Person was issued a warrant to purchase 239,350 shares of Common Stock by the Issuer pursuant to the Employment Agreement; (ii) in connection with the Merger consummated pursuant to the Merger Agreement, the Irrevocable Trust acquired 452,033 shares of Common Stock in exchange for 47.85 shares of common stock of Old XCel; (iii) the Irrevocable Trust acquired 49,500 shares of Common Stock and warrants to purchase 24,750 shares of Common Stock in a private offering by the Issuer for an aggregate purchase price of $247,500.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

Not Applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 11, 2011

/s/ Robert D’Loren
Robert D’Loren

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